Star Peak Energy Transition Corp.

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201
March 26, 2021

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ernest Greene
Anne McConnell
Geoff Kruczek
Sherry Haywood

Re:	Star Peak Energy Transition Corp. Registration Statement on Form S-4, as amended File No. 333-251397

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Star Peak Energy Transition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on March 29, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Eric Scheyer
Eric Scheyer
Chief Executive Officer